Innovation Beverage Group Limited

29 Anvil Road

Seven Hills, NSW 2147

Australia

August 18, 2022

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Sherry Haywood and Evan Ewing

Re:	Innovation Beverage Group Ltd
Amendment No. 4 to the Draft Registration Statement on Form F-1
Submitted August 2, 2022
File No. 0001924482

Dear Ms. Haywood and Mr. Ewing:

Innovation Beverage Group Ltd (the “Company” or “IBG”) previously submitted Amendment No. 4 to the Company’s Draft Registration Statement on Form F-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on August 2, 2022. Amendment No. 5 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on August 10, 2022 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 5 and all references to page numbers in such responses are to page numbers in Amendment No. 5.

Draft Registration Statement on Form F-1

Prospectus Cover Page, page i

1.       You disclose in “The Offering” section that this offering will not proceed unless you are accepted for listing on the Nasdaq Capital Market. Please include this disclosure on the cover page.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure as requested.

Company History and Development, page 8

2.       You disclose here that Innovation Beverage Group Limited has two wholly-owned subsidiaries, IBG USA LLC and Reg Liquors LLC d/b/a Wired for Wine. Please briefly describe the operations of each of Innovation Beverage Group Limited, IBG USA LLC, and Reg Liquors.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure as requested.

Overview, page 8

3.       We note your revisions in response to comment 3 and the new risk factor on page 18. Revise the overview, business and material agreements sections to clearly state that if Sway exercises its purchase option you will be required to obtain a license to continue manufacturing your bitters products.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure at such sections as requested.

4.       You disclose here that you “operate a manufacturing facility in Sydney, Australia,” on page 9 that you “have the ability to engage in the process of making our products in-house”, and on page 21 that you operate a distillery. Please describe the operations of the manufacturing facility and explain your products, if any, that are manufactured in this facility.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure as requested.

Manufacturing, Supply and License Agreement between Australian Boutique Spirits Pty Ltd and Elegance Brands, Inc., page 68

5.       Please describe the material terms of the manufacturing supply and license agreement including the definition of “Covered Products” and the termination provisions. Also, please explain how the agreement is subject to renewal for an additional 24 months, commencing August 1, 2022, when you disclose here that the agreement was effective as of July 31, 2020, but a March 10, 2021 amendment extended the initial term to 36 months.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure as requested.

Management, page 72

6.       We note that your principal executive offices are located in Australia. Please disclose the locations of the board members and CEO and whether they are located inside or outside the United States. If at least one director or officer is located outside the United States, please disclose in a separate Enforceability section the limitations and difficulties of bringing an action against such director or officer and include a risk factor addressing the risk to U.S. stockholders of effecting service of process, enforcing judgments and bringing original actions in foreign courts to enforce liabilities based on the U.S. federal securities laws.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure and incorporated such section and related risk factor as requested.

Board Composition and Election of Directors, page 73

7.       For each director, please specify the expected date of expiration of the current term of office. Refer to Item 6.C of Form 20-F.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to clarify the Constitution’s requirements as to the term of office of appointed directors.

Compensation of Directors and Officers, page 77

8.       Please disclose the names of the “Former CEO” and “Former Director” described in the table.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure as requested.

Family Relationships, page 77

9.       Please disclose the family relationships between Meena Beri, Sahil Beri and Amit Beri. See Item 401 of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure as requested.

Related Party Transactions, page 80

10.       Please revise the overview, risk factors, and this section to disclose your licenses with SWAY that will expire upon termination of the 2020 Manufacturing Agreement including: (a) the royalty-free non-exclusive license to use the intellectual property rights associated with the Twisted Shaker brand to manufacture, use and sell Twisted Shaker throughout the world, except for the U.S., its territories and possessions, which are Sway’s exclusive territories, and (b) the royalty-free exclusive license to the intellectual property rights associated with the VOCO brand to make, use and sell the brand in the U.S., its territories and possessions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in such sections as requested.

8. Notes Payable, page F-17

11.       You disclose that $600,000 shall be paid to seller of W4W within 30 days of you listing your shares on a known public exchange or within 12 months from November 3, 2021, whichever is sooner. Please clarify if the current offering will trigger this payment obligation and tell us why this amount is not included in the Use of Proceeds section.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure to include the satisfaction of such owed amount, which is due upon the listing of the Company’s ordinary shares on The Nasdaq Capital Market or, if sooner, November 3, 2022. In the event that the offering occurs before November 3, 2022, the offering will have triggered the payment; however, if by November 3, 2022, the offering has not yet occurred, then the payment will be due. Although the disclosure was inadvertently omitted from the section Use of Proceeds, the disclosure appears in the Notes to Consolidated Financial Statements at Note 3 Business Acquisition and at Note 8 Notes Payable.

Should you have any questions regarding the foregoing, please do not hesitate to contact the Company’s counsel, Darrin Ocasio, of Sichenzia Ross Ference LLP at (212) 930-9700.

Sincerely,

Dean Huge
Chief Executive Officer

cc: Darrin Ocasio